Jardines
Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

26th September 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited ("DFIH")

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of DFIH, of which Mr George Joseph Ho is a Director, of the following Director's share transactions:

Name of Director	Nature of Transactions	Dates of Transactions	No. of Shares Acquired	Price Per Share
George Joseph Ho	Acquisition of DFIH ordinary shares	20/09/2002	+72,900	US$0.85
		25/09/2002	+3,600	US$0.82

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary